UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

_______________________

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re: SYNGENTA AG

Disclosure: “Syngenta CFO Mark Patrick joins peers in leading the way to support adoption of climate-related financial disclosures”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 2323 Fax: +41 61 323 2424 www.syngenta.com	Media contacts: Sydne Saccone Switzerland +41 61 323 2323 Paul Minehart USA +1 202 737 8913 media.relations@syngenta.com	Analyst/Investor contacts: Andrew McConville Switzerland +41 61 323 0618 USA +1 202 737 6521

Basel, Switzerland, December 11, 2017

Syngenta's Chief Financial Officer Mark Patrick joins peers in leading the way to support adoption of climate-related financial disclosures

Mark Patrick, Syngenta CFO has joined other 36 CFOs across the globe to signal his support for the recommendations of the Financial Stability Board (FSB) Task Force on Climate-related Financial Disclosures (TCFD).

The Statement of Support for the TCFD recommendations, organized by The Prince's Accounting for Sustainability Project (A4S), signals practical actions that leading players in the financial community are willing to take in order to facilitate more informed business and investment decision making; and Mark Patrick calls for other CFOs to join them in this united effort.

Support for the TCFD recommendations will be one of the key areas of focus during the One Planet Summit in Paris on 12th December, where international leaders of government and business will put forward tangible actions to address the ecological emergency facing our planet, our society and our economy. The TCFD recommendations provide a framework for disclosing climate related risks and opportunities, going beyond current practices, by including them in the mainstream financial filings and by using scenario analysis to inform business strategies.

For the business community to adopt the recommendations successfully it needs the support of CFOs and their teams who have primary responsibility for overseeing financial disclosures. It also needs support from accounting bodies who provide direction to their members, and from the investment world who require better disclosures to allocate funds. Both these groups have also signed a TCFD Statement of Support with A4S.

Said Jessica Fries, Executive Chair A4S, "Action by the finance community is vital if we are to tackle climate change. We need visible leadership, and the combined commitment to support adoption of the TCFD recommendations from CFOs, accounting bodies and pension funds represents the kind of collective effort required to accelerate the shift towards a sustainable economy. Providing the necessary information, in particular in areas such as scenario analysis, is an important step forward in enabling market forces to drive efficient allocation of capital and to support a smooth transition to a low carbon economy. This is just the beginning and we are calling on other CFOs, accounting bodies and investors to adopt the recommendations."

Syngenta – December 11, 2017 / Page 1 of 2

The CFO signatories are from organizations representing over USD1.5 trillion in combined total assets including Dow DuPont, Coca-Cola HBC, Tesco and Royal DSM among others.

Mark Patrick says: "Syngenta is proud of signing the Statement of Support for the TCFD recommendations. An improved and more consistent disclosure of climate-related financial risks will contribute to a constructive and well-informed dialogue between investors and companies about the financial risks and opportunities associated with their activities. We are aware of the need to put forward tangible actions to drive a fundamental shift towards resilient business models and a sustainable economy, and the finance community can play a key role in giving the steer.”

More information about who has signed so far and how you can get involved can be found at www.accountingforsustainability.org/tcfd.

About Syngenta

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta.

Cautionary statement regarding forward-looking statements

Some of the statements contained in this press release are forward-looking statements. These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, performance or achievements to be materially different from any forward-looking statements. These statements are generally identified by words or phrases such as "believe", "anticipate", "expect", "intend", "plan", "will", "may", "should", "estimate", "predict", "potential", "continue" or the negative of such terms or other similar expressions. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements. Syngenta disclaims any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this press release or otherwise.

Syngenta – December 11, 2017 / Page 2 of 2

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SYNGENTA AG

Date:	December 11, 2017	By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration